BNP Paribas Group’s ownership change in Shinhan Financial Group
On August 18, 2009, our largest shareholder, BNP Paribas Group, filed a change of share ownership disclosure with the Korea Stock Exchange, announcing they have sold 983,190 or 0.21% of our common shares.

As a result, BNP Paribas holds 33,412,539 or 7.05% of our common shares as of August 17, 2009.